UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                   Akorn, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    009728106
                                 (CUSIP Number)

                                  May 31, 2009
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PEQUOT CAPITAL MANAGEMENT, INC.
                  06-1524885

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.   [ ]
                                                b.   [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                            5             Sole Voting Power
Number of                                          1,315,285
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,315,285
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,315,285

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.5%

12       Type of Reporting Person (See Instructions)

                                    IA, CO

Item     1(a)     Name of Issuer:  Akorn, Inc. (the "Issuer").

         1(b) Address of the Issuer's Principal Executive Offices: 1925 W. Field Ct, Suite 300, Lake Forest, IL 60045

Item     2(a) - (c)        Name, Principal Business Address, and Citizenship of
                           Person Filing:
                           Pequot Capital Management, Inc.
                           187 Danbury Road, Wilton, CT 06897
                           which is a Connecticut corporation.

         2(d) Title of Class of Securities: Common Stock, no par value

         2(e) CUSIP Number: 009728106

Item 3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E). Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item     4.       Ownership:

                  Ownership as of May 31, 2009 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item     5.       Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [X].

Item     6.       Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable.

Item     8.       Identification and Classification of Members of the Group:

                  Not applicable.

Item     9.       Notice of Dissolution of Group:

                  Not applicable.

Item     10.      Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2009                   PEQUOT CAPITAL MANAGEMENT, INC.

                                       By:      /s/ Aryeh Davis
                                                ---------------------------
                                       Name:    Aryeh Davis
                                       Title:   Chief Operating Officer, General
                                                Counsel and Secretary